*AB 3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

14048451

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Banca IMI Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 William Street 9th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Di Bella — 212-326-1118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/14

OATH OR AFFIRMATION

I, Vincent Di Bella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banca IMI Securities Corp., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marina Belcic
Notary Public, State of New York
Registration #01BE6043024
Qualified In Nassau County
My Commission Expires June 5, 2014

[Signature]
Signature

Chief Financial Officer
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banca IMI Securities Corp.

Statement of Financial Condition

December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors and Stockholder
Banca IMI Securities Corp.
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Banca IMI Securities Corp. (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (the "CEAct"), and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Banca IMI Securities Corp. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 28, 2014

Banca IMI Securities Corp.

Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$ 40,354,096
Cash Segregated Under Federal and Other Regulations	5,000,000
Securities Borrowed	332,827,553
Securities Purchased Under Agreements to Resell	74,971,894
Financial Instruments Owned, at fair value	36,299,324
Receivables From Brokers, Dealers and Clearing Organizations	10,053,099
Receivable From Affiliates	8,339,166
Receivable From Non-Affiliated Customers	2,044,094
Exchange Membership, at cost (market value $278,000)	96,348
Fixed Assets, at cost (net of accumulated depreciation and amortization of $1,232,450)	1,061,371
Deferred Taxes	548,998
Taxes Receivable	1,187,686
Other Assets	2,043,459
Total assets	$ 514,827,088

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities Loaned	$ 312,699,062
Securities Sold Under Agreements to Repurchase	74,968,636
Payables to Brokers, Dealers and Clearing Organizations	255,186
Payables to Affiliated Customer	1,941,841
Payables to Non-Affiliated Customers	76,016
Interest and Dividends Payable	216,349
Accounts Payable and Accrued Expenses	3,951,296
Total liabilities	394,108,386
Commitments (Note 9)	
Stockholder's Equity:	
Common stock (66,500 shares authorized; 44,500 shares issued and outstanding, no par value)	44,500,000
Additional paid-in capital	102,000,000
Accumulated deficit	(25,781,298)
Total stockholder's equity	120,718,702
Total liabilities and stockholder's equity	$ 514,827,088

See Notes to Statement of Financial Condition.

Note 1. Description of Organization

Banca IMI Securities Corp. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is regulated by the Securities and Exchange Commission (the "SEC"), and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a member of the New York Stock Exchange (the "NYSE"), the Chicago Mercantile Exchange (the "CME") and other regional exchanges. The Company is also registered as an international dealer with the Ontario Securities Commission (the "OSC") and as an introducing broker with the National Futures Association (the "NFA").

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation ("IMI U.S."), which, in turn, is wholly owned by Banca IMI S.p.A. ("Banca IMI"), a wholly owned subsidiary of Intesa San Paolo S.p.A (the "Group").

As part of Banca IMI's investment banking group, the Company serves as the center to cross-sell European and U.S. securities, focusing on the distribution of European equities and fixed income instruments to U.S. institutional investors and on the sale of U.S. products to the Group's European customer base. In addition, the Company provides electronic order routing services to major U.S. and European stock exchanges (e.g., NYSE, Nasdaq, Xetra and the Italian Stock Exchange) for U.S. and European clients. The Company also conducts a securities lending conduit business in U.S. and non-U.S. securities.

The Company's securities brokerage business consists of U.S. and international activities. Such activities are settled by the Company through domestic and foreign clearing organizations as well as foreign affiliates with the underlying transactions conducted on either a delivery versus payment or receipt versus payment basis.

Note 2. Significant Accounting Policies

Basis of Presentation: The statement of financial condition includes the accounts of Banca IMI Securities Corp., and is presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. Significant estimates include realization of the Company's deferred tax assets.

Securities Transactions: Customer securities transactions are recorded on the settlement date, which is generally three business days after the trade date, with related commission income and expenses recorded on the trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying statement of financial condition.

Collateralized Securities Transactions: Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash.

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral retrieved, when deemed appropriate.

Note 2. Significant Accounting Policies (Continued)

Transactions involving securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) or securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity or at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are carried at their contracted amounts as specified in the respective agreements. Interest on such contract amounts is accrued and is included in the statement of financial condition.

Cash and Cash Equivalents: The Company considers all highly liquid investments, with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business, to be cash equivalents.

Cash Segregated Under Federal and Other Regulations: The Company segregates cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Financial Instruments Owned: Proprietary securities transactions and the related revenues and expenses are recorded on a trade-date basis. Financial instruments owned are stated at fair value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Fair value is generally based on published market prices or other relevant factors including dealer price quotations.

Receivables From and Payables to Brokers, Dealers and Clearing Organizations: Receivables from brokers and dealers primarily consist of securities failed to deliver and deposits held at clearing organizations. Payables to brokers and dealers primarily consist of securities failed to receive. Receivables from and payables to brokers and dealers are short-term in nature and, accordingly, their carrying amount is a reasonable estimate of fair value.

Exchange Membership: The Company's exchange membership, which represents ownership interests in the exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost.

Fee Income: The Company provides corporate finance services in an intermediary capacity by introducing U.S. fixed income issuers to Banca IMI as the underwriter. The Company receives introduction and advisory fees from Banca IMI, but does not act as the underwriter.

Commissions: Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade-date basis.

Interest Income and Expense: Interest income is earned from the underlying bank accounts, financial instruments owned and collateralized financing transactions, and is accounted for on an accrual basis. Interest expense is incurred on collateralized financing transactions and is accounted for on an accrual basis.

Fixed Assets: Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

Note 2. Significant Accounting Policies (Continued)

Fair Value of Financial Instruments: Substantially all of the Company's assets and liabilities are carried at market value or contracted amounts that approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities, such as securities loaned, customer and noncustomer payables and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates.

Income Taxes: The Company is included in the consolidated federal, state and local income tax returns of IMI U.S. Income taxes have been determined on a separate company basis.

Financial Accounting Standards Board (the "FASB") ASC 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company did not have any unrecognized tax benefits as of December 31, 2013.

Income taxes are provided under the provisions of ASC 740, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Recently Adopted Accounting Pronouncement: In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11") to Topic 210, Balance Sheet. ASU No. 2011-11, as amended by ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities*, requires disclosure of the effect or potential effect of offsetting arrangements on the Company's financial position as well as enhanced disclosure of the rights of setoff associated with the firm's resale and repurchase agreements. The guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, and is to be applied retrospectively. The Company has adopted ASU 2011-11.

The balances for securities borrowed, securities purchased under agreements to resell, securities loaned and securities sold under agreements to repurchase on the statement of financial condition are presented on a gross basis; the adoption of this guidance did not have an impact on these financial statements.

Note 3. Fair Value Measurement

The Company has adopted the FASB Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability.

Level 3: Prices, inputs or exotic modeling techniques that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

A description of the valuation techniques applied to the Company's major categories of financial instruments owned measured at fair value on a recurring basis follows.

Corporate bonds - The fair value of corporate bonds is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as level 1, 2 or 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

U.S. Government securities - U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. Government securities are categorized in level 1 or level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments were measured at December 31, 2013.

	Level 1	Level 2	Level 3	Total
Investments in Securities:				
U.S. Treasury Notes	$ 7,991,250	$ -	$ -	$ 7,991,250
Corporate bonds	-	24,295,594	-	24,295,594
Other securities	-	4,012,480	-	4,012,480
	$ 7,991,250	$ 28,308,074	$ -	$ 36,299,324

Note 3. Fair Value Measurement (Continued)

The Company assesses the levels of the investments at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer.

For the year ended December 31, 2013, the only significant transfer between levels was $4,006,000 for an investment from Level 3 to Level 2 due to management's review of valuation techniques applied.

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which the Company has used at least one significant unobservable input in the valuation model.

The following table presents a reconciliation of activity for the Level 3 financial instruments:

	Corporate Bonds
Balance, beginning of year	$ 4,006,000
Transfers out of Level 3	(4,006,000)
Balance, end of year	$ -

At December 31, 2013, there were no financial instruments owned that were pledged to counterparties.

Note 4. Collateralized Securities Transactions

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs, or re-lend as part of its operations.

The Company receives collateral under securities borrowing transactions. Generally, the Company is permitted to rehypothecate securities under such transactions.

At December 31, 2013, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a market value of $306,457,533. This collateral was generally obtained under securities borrowing agreements. Of these securities received as collateral, securities with a market value of $286,746,622 are delivered or repledged, generally as collateral under securities lending agreements.

Note 5. Fixed Assets

A summary of fixed assets for the year ended December 31, 2013 is as follows:

Equipment	$ 797,744
Leasehold improvements	491,530
Furniture and fixtures	1,004,547
	2,293,821
Less accumulated depreciation and amortization	(1,232,450)
Fixed assets, net	$ 1,061,371

Note 6. Common Stock

The authorized common stock of the Company is comprised of 66,500 shares, of which 44,500 are issued and outstanding at December 31, 2013. All of the Company's stock is owned by IMI U.S. The common stock has no par or stated value, and is carried at its original issue price of $1,000 per share. Additional paid-in capital represents capital contributions made by IMI U.S. to the Company subsequent to the original stock issuance.

Note 7. Related Parties

The Company has extensive transactions with affiliates of the Group. These activities include executing and clearing securities transactions, transacting in repurchase, reverse repurchase and securities lending arrangements, and providing operational support for foreign affiliates in their securities dealings in the United States. Summarized below are the Company's affiliate balances as of December 31, 2013:

Assets:	
Securities purchased under agreements to resell	$ 38,376,812
Receivables from brokers, dealers and clearing organizations	108,459
Receivable from affiliates	8,339,166
Other assets	2,925
Total assets	$ 46,827,362
Liabilities:	
Securities sold under agreements to repurchase	$ 36,592,476
Payables to affiliated customers	1,941,841
Accounts payable and accrued expenses	111,890
Total liabilities	$ 38,646,207

The Company has a $500 million line of credit from the Group. As of December 31, 2013, the Company has not drawn on the line of credit.

Note 8. Concentrations of Credit Risk

The Company's clearance activities for customers and noncustomers, including affiliates (collectively, "customers"), involve the execution, settlement and financing of customers' securities transactions. Customers' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations.

In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

Note 8. Concentrations of Credit Risk (Continued)

The Company has concentrations of credit risk with regard to stock borrow transactions with counterparties. At December 31, 2013, the following concentrations existed:

	Percentage with One Counterparty >10% of Balance	Number of Counterparties
Stock borrow transactions	54%, 14%, 12%	Three

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

Note 9. Commitments

Leases: The Company has obligations under noncancelable operating leases for space with various expiration dates. The Company leases its office space from an affiliate under a sublease agreement. The terms of the Company's principal office space sublease at the 1 William Street, New York City location provide for certain escalation clauses relating to taxes and operating expense payments. The future aggregate minimum lease commitment for space is listed below:

Year ending December 31,	
2014	$ 801,750
2015	801,750
2016	801,750
2017	801,750
2018	534,500
Thereafter	-
	$ 3,741,500

The Company has various noncancelable operating leases expiring in one to three years. Annual commitments under such leases aggregate $16,993 in 2014, $18,095 in 2015, and $7,974 in 2016.

Note 10. Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 11. Net Capital Requirements

The Company is subject to the SECs Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2013, the Company had net capital of $88,627,187, which was $87,627,187 in excess of the required net capital of $1,000,000. The Company is subject to the NFA minimum net capital requirement of $45,000 under Regulation 1.17 of the CFTC.

Under the clearing arrangement with a clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. At December 31, 2013, the Company was in compliance with all such requirements.

Note 12. Employee Benefits

All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 50% matching contribution on the first 5% of compensation deposited by the employee as an elective contribution. Amounts deferred over 5% are not matched by the Company. Vesting in Company contributions occurs over a five-year period.

The Company has a profit-sharing plan for all employees who have been employed with the Company as of each fiscal year-end. The board of directors of the Company sets the profit-sharing percentage for the plan annually. All contributions vest over a four-year period commencing with the second year of employment with the Company. The expense relating to the profit-sharing plan is recognized each year as the plan is funded by the Company.

Note 13. Income Taxes

The Company is included in the consolidated federal income tax return filed by IMI U.S. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company is included in a combined state income tax return with IMI U.S. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

Items that result in a net deferred tax asset at December 31, 2013 were as follows:

Credits	$ -
Timing differences	548,998
Net deferred tax asset	$ 548,998

Note 13. Income Taxes (Continued)

The following table reconciles the federal statutory income tax rate to the Company's effective tax rate for the year ended December 31, 2013:

Statutory federal income tax rate for corporations	34.16 %
Impact of:	
State and local taxes, net of federal tax benefit	11.78
Permanent differences and other	.87
Effective tax rate	46.81 %

Note 14. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. There were none noted.